Exhibit 99.10

Rationale for Revising the

Remuneration Policy

For the Board of Management of

ASML Holding N.V. (2006)

TABLE OF CONTENTS

Introduction	3
Summary	3
Rationale for a Revised Policy	3
Proposed Changes	4
Corporate Governance	5

RATIONALE FOR REVISING THE REMUNERATION POLICY FOR THE BOARD OF MANAGEMENT OF ASML HOLDING N.V.

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Introduction

The ASML Holding N.V. Supervisory Board has developed a revised remuneration policy for its Board of Management which it intends to effectuate as per the calendar year 2006. This document is intended to provide the rationale for a revised policy, the proposed changes and their compliance with Dutch Corporate Governance Code.

Summary

1.	The present policy as agreed in the General Shareholders Meeting in 2004 was based on the then existing draft of the Corporate Governance Code.
2.

Since then this Code has further evolved and more experience has been gained in the field of compensation not only in The Netherlands, but also internationally. This led to a change with more emphasis on the long term (stock) component and the possibility to reward overachievement.

3.	To limit the financial impact of rewarding overachievement, the reference level has been lowered from the 75th percentile to the medial level (50th percentile).

Therefore, the following revisions are proposed:

•	More focussed reference group of companies for benchmarking
•	Moving from 3rd quartile (75th percentile) to market median (50th percentile) level in the benchmarking
•	Increased focus on long term value creation
•	Rewarding overachievement
•	Increased transparency

Rationale for a Revised Policy

The remuneration policy calls for compliance with the Dutch Corporate Governance Code (Tabaksblat) and for benchmarking of the remuneration levels and structure.

The initial 2004 Remuneration Policy was developed on the basis of the draft Dutch Corporate Governance Code. This draft Code incorporated a maximum variable pay equalling one time base salary. The ASML 2004 Remuneration Policy complied with this draft provision by using the following structure for its compensation package: base salary, variable bonus, performance stock options and performance stock with the ratio 100 – 50 – 25 – 25 and no reward for overachievement.

The final Dutch Corporate Governance principles have somewhat evolved since the Supervisory Board published the 2004 remuneration policy; in particular, it has lifted the cap on variable pay and therefore also allows for compensation for overachievement. Market analysis indicated that higher variable pay levels and reward for overachievement are common practice.

The goal as defined in the 2004 Remuneration Policy was to bridge the gap between the market levels at the 3rd quartile (75th percentile) in the appropriate European Top Executive Market in 3 years. The benchmark used in 2004 and 2005 turned out to be based on a relatively broad and somewhat less focussed reference group. The market analysis carried out by the external benchmarking firms HayGroup and Towers Perrin respectively in 2004 and 2005 showed a significant gap of approximately 25% in remuneration of the Board of Management Members. This was mainly due to a larger size of variable incentive stock and stock option grants, which we are in the process of bridging. Furthermore, the use of incentive zones to stimulate overachievement to ensure long term value creation whilst continuing to provide sufficient line of sight for Management is common practice.

Further analysis was required and led to the definition of a more focussed reference group which increases transparency for the 2006 proposal as well as increases the possibility to check all parameters in the public domain. Even this more focussed benchmark showed that variable pay components, especially the long term incentive part require more emphasis.

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Therefore, the Supervisory Board is of the opinion that the remuneration concepts as defined in the 2004 Remuneration Policy are still valid, but that the level of variable incentive grants should be revised while the principal components of the remuneration package remain unchanged. Therefore the new policy will continue to include base salary, performance bonus, performance stock options, performance stock and benefits.

In summary, to enhance long term value creation, the Board of Management’s total direct compensation is brought in line with the (lower) median level of a more refined appropriate reference group of European companies, instead of being compared to the 3rd quartile of the overall European market. More emphasis is placed on long term achievements through performance stock as part of the remuneration package. Furthermore, overachievement is supported through increased granting potential for stock based performance incentives.

Proposed Changes

Refining the reference group and lowering benchmarking levels

Instead of using a general (European Top Executive) reference market for benchmarking, a more specific European company reference group has been determined as being the representative labour market for ASML’s Board of Management Members. The reference group includes Nokia (network division), Alcatel, Atos Origin, Cap Gemini, Sagem, Carl Zeiss Meditec, Infineon Technologies, SAP, ASM International, DSM, KPN, Oce, Randstad, Vedior, VNU, Wolters Kluwer, St Microelectronics, Computacenter and LogicaCMG. Furthermore, benchmarking levels have been revised and lowered to the median level of this reference group. The Supervisory Board is of the opinion that targeting at the median level with the possibility of overachievement will enable ASML to continue to attract, reward and retain qualified and seasoned industry professionals in an international labour market.

Rebalancing for long term performance

In order to bring ASML’s policy in line with the policies of the industry’s benchmarked companies, the remuneration package needs to be rebalanced toward the mid term and long term variable incentives. The remuneration package, formerly at a ratio base salary, performance bonus, performance stock options and performance stock of respectively 100% - 50% - 25%- 25% will be shifted towards long term performance to 100% - 50% - 25% - 50% (base salary, performance bonus, performance stock options and performance stock). This shift will increase stock ownership of our board members and therefore increase alignment with shareholders and the company’s long term interests. This rebalancing addresses the approximate 25% gap as mentioned earlier.

Rewarding overachievement

To further align ASML’s remuneration policy with the policies of the benchmark group, reward for overachievement to target will now be supported through performance stock options and performance stock. Performance incentive zones consist of performance levels and a range of pay-out levels corresponding to the levels of performance. Market practice indicates that a factor of 1.5 for each variable element is common. To emphasise the long term value creation at ASML it is proposed to focus this market practice towards long term incentives. Performance stock options can therefore reach a maximum of 50% of base salary and performance stock 87.5% of base salary. The cash performance bonus will not reward overachievement. The overall maximum of the variable part of the total remuneration package equals 187.5% of base salary and therefore remains in line with the market median level.

Measuring performance

In the 2004 Remuneration Policy the performance measures and period were the same for both the performance bonus and performance stock options. It is now proposed to set separate targets for the performance bonus and performance stock options. Linear performance measures for the performance bonus

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will be set on a half year basis, which allows the Supervisory Board to steer Management and the company with a stronger alignment with the industry’s business cycle. For performance stock options the target will be defined on an annual basis.

The short term performance drivers for the performance bonus contribute to the ROIC measure used for performance stock options. Achievement of this mid term performance measure will contribute to the 3 year long term relative ROIC level which continues to be the measure for long term performance stock. This balances short and mid term achievements with a three year performance focus used for performance stock.

Holding periods for performance stock options and performance stock

Performance stock options are granted under the condition that certain predetermined performance conditions are met. The period in which this performance is measured is 1 year. Provided that a predetermined performance achievement level is reached, a certain number of stock options is granted, be it that the stock options will not be exercisable by Management for an additional period of 2 years. The period before one can exercise the stock options is therefore 3 years in total. The Supervisory Board is of the opinion that the total period is in compliance with the Dutch Corporate Governance Code.

Performance stock is awarded under the condition that certain predetermined performance conditions are met. The period in which this performance is measured is 3 years. Provided that a predetermined performance achievement level is reached, a certain number of stock is awarded, be it that they are to be retained by Management for an additional period of 2 years. The period before one obtains full rights to stock is therefore 5 years in total. The Supervisory Board is of the opinion that the total period is in compliance with the Dutch Corporate Governance Code.

Target Setting for Performance Stock

Target setting is done every year according to the circumstances and expectations then prevailing for a three year period. In very exceptional cases, where unforeseen business circumstances require and justify an adaptation of the ultimate target originally set, the Supervisory Board will have the discretion to do so.

Corporate Governance

Whilst observing the Dutch Corporate Governance Code, the Supervisory Board wishes to enhance transparency by continuing to follow generally accepted valuation methods for stock based incentives and therefore it incorporates developments regarding the accounting principles set under US GAAP. These accounting guidelines form the basis for the determination of the number of stock options and stock to be granted. These accounting guidelines furthermore incorporate a discount for performance vesting. In line with market practice, a discount of 30% is used.

The value of the performance stock and stock options will be determined by using the average share price of the preceding three years.

To enhance accessibility to its policies, the Supervisory Board has included a summary in the remuneration policy of the treatment of stock based incentives in case of termination of employment as incorporated in the various plan documents and/or employment contracts.

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